Exhibit 3.7

AMENDMENT TO BYLAWS OF SENSEONICS HOLDINGS, INC.

The Amended and Restated Bylaws (the “Bylaws”) of Senseonics Holdings, Inc., a Delaware corporation (the “Company”), are hereby amended as follows:

A new Article XV, Section 47 is hereby added to the Bylaws, which shall read in its entirety as follows:

“ARTICLE XV

GENERAL MATTERS

SECTION 47. EXCLUSIVE FORUM FOR ADJUDICATION OF CERTAIN ACTIONS.

(a) Unless the corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.

(b) Any person or entity holding, owning or otherwise acquiring any interest in any security of the corporation shall be deemed to have notice of and consented to the provisions of this Article XV, Section 47.”

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